Exhibit 3.1

Iroquois Valley Farmland REIT, PBC (the “Company”)
Stock Redemption Program

Dated as of: October 21, 2022

1.	Purpose. The purpose of the Stock Redemption Program is to provide limited liquidity for the Company’s stockholders (under the conditions and limitations set forth below). Without the Stock Redemption Program, stockholders in the Company would generally be required to hold their shares of common stock for an indefinite time period because (a) there is no established trading market for the shares, (b) the Company does not anticipate that a secondary trading market for the shares will develop, and (c) the Company does not have a pre-established liquidation date or other anticipated liquidity event (such as listing the shares on a securities exchange, merger with a publicly traded company or sale in a privately negotiated transaction.)

2.	Participation. The Stock Redemption Program is open to all stockholders.

3.	5 Year Minimum Holding Period. Stockholders must have held the shares of common stock to be redeemed for at least 5 years to redeem such shares in the Stock Redemption Program. Any shares issued to a stockholder as a result of participation in the Company’s Dividend Reinvestment Program shall be considered held since the date that the original shares resulting in the dividend were purchased, not the date of the dividend itself.

4.	Minimum Redemption Amount. Stockholders must redeem a minimum of 20 shares of common stock to participate in the Stock Redemption Program. If a stockholder owns less than 20 shares, the stockholder may participate so long as the stockholder redeems all of the shares that they own.

5.	Timing. The Stock Redemption Program is intended to remain in place indefinitely for the life of the Company unless modified or suspended by the Board of Directors (the “Board”), in the Board’s sole discretion. Stockholders can tender their shares of common stock at any time during a redemption period. Each redemption period will be held open for at least 20 days. Offers of repurchases under the terms of the Stock Redemption Program will be made at least once every 18 months; however, the Company plans to open a redemption period for repurchase approximately every 6 months, typically coinciding with updates to the Company’s share valuation announcements.

6.	Repurchase Price. The repurchase price will be based on the current Board-approved price for shares of the Company’s common stock. At no time will the repurchase price offered by the Company exceed the current Board-approved price. No premium will be paid by the Company for the shares repurchased under the Stock Redemption Program (as compared with the current Board-approved price for shares of the Company’s common stock). The repurchase price will be the same for all shares redeemed during a given redemption period. The repurchase price will be paid in cash.

7.	Number of Shares Repurchased by the Company. The number of shares to be repurchased by the Company under each redemption will be (a) at least 2.5% and (b) no more than 5% of the number of shares of common stock of the Company outstanding as of the record date of the applicable redemption period. All shares of common stock redeemed by the Company through the Stock Redemption Program will be cancelled and returned to the status of authorized but unissued shares.

8.	Oversubscription. If Company stockholders seek to redeem more shares than are offered by the Board for redemption in a given redemption period, the Company will make redemptions to stockholders on a pro rata basis. For shares not redeemed due to oversubscription, shareholders must submit a new request for redemption in a subsequent redemption period.

9.	Disclosure. All material information relating to the Stock Redemption Program will be fully and timely disclosed (a) to the Company’s stockholders and (b) in the Company’s Regulation A+, Tier II offering materials. Modifications, suspensions, or terminations of the Stock Redemption Program will be promptly disclosed in a Current Report filed with the SEC prior to the effective date of the modification, suspension, or termination.

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10.	Non-Solicitation. Stockholders desiring to submit for redemption all or a portion of their shares of common stock will do so of their own volition and not at the behest of, invitation, or encouragement of the Company. The role of the Company in effectuating redemptions under the Stock Redemption Program will be ministerial.

11.	Stockholder Withdrawal Rights. Stockholders may withdraw any request for redemption at any time in writing delivered to the Company prior to the end of the applicable redemption period.

12.	No Trading Market. The Company is structured as a perpetual entity and has no current plans to list its shares of common stock on an exchange or other trading market. No established regular trading market for the Company’s shares of common stock currently exists. The Stock Redemption Program will be terminated if the Company’s shares of common stock are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares of common stock develops.

13.	Board of Director Approval. The Board will approve and adopt the Stock Redemption Program, amendments to the Stock Redemption Program, and each redemption thereunder. A determination by the Board to terminate, amend, or suspend the Stock Redemption Program will require the affirmative vote of a majority of the members of the Board.

14.	Regulatory Compliance. The Stock Redemption Program is intended to allow the Company to make repurchases of shares of its common stock in a manner that such redemptions do not constitute an issuer tender offer subject to the Exchange Act Rule 13e-4. Furthermore, the Stock Redemption Program is also intended to be exempt from Rule 102 of Regulation M to permit the Company to repurchase its shares of common stock while the Company is engaged in a distribution of shares of common stock. The Company intends to take action requested by the SEC to be in conformity with the foregoing.

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